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                                                                   EXHIBIT 14.01

                                 CODE OF ETHICS

                       ALLIANCE SEMICONDUCTOR CORPORATION

                                 CODE OF ETHICS

1. COMPLIANCE WITH APPLICABLE LAWS

All employees, officers and directors of Alliance Semiconductor Corporation (the "Company") should comply with all of the laws, rules and regulations of the U.S. and other countries, and the states, counties, cities and other jurisdictions, applicable to the Company or its business.

This Code of Ethics does not summarize all laws, rules and regulations applicable to the Company and its employees, officers and directors. Please consult Venture Law Group, outside counsel to the Company, and the various guidelines which the Company has prepared on specific laws, rules and regulations.

The Company has designated the Company's Chief Financial Officer, as Compliance Officer to administer this Code. Employees, officers or directors may, at their discretion, make any report or complaint provided for in this Code to the Compliance Officer. The Compliance Officer will refer complaints submitted, as appropriate, to the Board of Directors or an appropriate Committee of the Board.

2. CONFLICTS OF INTEREST

All employees, officers and directors of the Company should strive to avoid a conflict of interest with regard to the Company's interests.

Although it is not always possible to avoid conflicts of interest, it is the Company's policy to minimize such conflicts when possible. Conflicts of interest may not always be clear-cut, so if you have a question, you should consult with a member of management or the Compliance

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Officer. Any employee, officer or director who becomes aware of a conflict or potential conflict should bring it to the attention of a supervisor, corporate officer or the Compliance Officer.

3. CONFIDENTIALITY

All employees and officers, under the Confidentiality Agreement signed when they joined the Company, and all directors, must maintain the confidentiality of confidential information entrusted to them by the Company or its suppliers or customers, except when disclosure is authorized by the Company or required by laws, regulations or legal proceedings. As more fully described in the Confidentiality Agreement, "confidential information" includes, but is not limited to, non-public information that might be of use to competitors of the Company, or harmful to the Company or its customers if disclosed. Whenever feasible, employees, officers and directors should consult Head Paralegal in the Company's Legal Department if they believe they have a legal obligation to disclose confidential information.

4. FAIR DEALING

Each employee, officer and director should endeavor to deal fairly with the Company's customers, suppliers, competitors, officers and employees. None should take unfair advantage of anyone through manipulation, concealment, abuse of privileged information, misrepresentation of material facts or any other unfair dealing practice. Stealing proprietary information, misusing trade secret information that was obtained without the owner's consent, or inducing such disclosures by past or present employees of other companies is prohibited.

5. PROTECTION AND PROPER USE OF COMPANY ASSETS

All employees, officers and directors should protect the Company's assets and ensure their efficient use. Theft, carelessness, and waste have a direct impact on the Company's profitability. All Company assets should be used for legitimate business purposes.

6. ACCOUNTING COMPLAINTS

The Company's policy is to comply with all applicable financial reporting and accounting regulations applicable to the Company. Employees, officers or directors who have concerns or complaints regarding questionable accounting or auditing practices are encouraged to promptly submit those concerns or complaints (anonymously, confidentially or otherwise) to the Audit Committee of the Board of Directors which will, subject to its duties arising under applicable law, regulations and legal proceedings, treat such submissions confidentially. Such submissions may be directed to the attention of the Audit Committee, or any director who is a member of the Audit Committee, at the principal executive offices of the Company.

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7. REPORTING ANY ILLEGAL OR UNETHICAL BEHAVIOR

Employees are encouraged to talk to supervisors, managers or other appropriate personnel about observed illegal or unethical behavior and, when in doubt, about the best course of action in a particular situation. Any employee, officer or director who believes that a violation of this Code or other illegal or unethical conduct by any employee, officers or director has occurred or may occur should promptly contact a supervisor, a corporate officer, or the Compliance Officer. Such reports may be made confidentially or anonymously. Confidentiality will be protected, subject to applicable law, regulation or legal proceedings.

8. NO RETALIATION

The Company will not permit retaliation of any kind by or on behalf of the Company and its employees, officers and directors against good faith reports or complaints of violations of this Code or other illegal or unethical conduct.

9. PUBLIC COMPANY REPORTING

As a public company, it is of critical importance that the Company's filings with the Securities and Exchange Commission be accurate and timely. Depending on their respective positions with the Company, employees, officers or directors may be called upon to provide information necessary to assure that the Company's public reports are complete, fair and understandable. The Company expects employees, officers and directors to take this responsibility very seriously and to provide prompt and accurate answers to inquiries related to the Company's public disclosure requirements. The Company has formed a Disclosure Committee chosen by Ronald K. Shelton, Vice President, Finance and Administration, and Chief Financial Officer, to oversee the preparation and review of public disclosure documents.

10. AMENDMENT, MODIFICATION AND WAIVER

This Code may be amended, modified or waived by the Board of Directors, subject to the disclosure and other provisions of the Securities Exchange Act of 1934, and the rules thereunder and the applicable rules of the Nasdaq National Market.

11. DISTRIBUTION

This Code shall be distributed to the Company's employees, officers and directors at least annually, and each such employee, officer and director shall sign an acknowledgment of the receipt and review of such Code at least annually.